FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of January 2003

Compugen Ltd.
(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F ____

On January 6, January 15 and January 22, 2003, Compugen Ltd. (the "Registrant") issued the press releases, filed as Exhibits 1 through 3 to this Report on Form 6-K, respectively, which are hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd. (Registrant) By: /s/ Mor Amitai —————————————— Name: Mor Amitai Title: President and CEO Date: February 16th, 2003

Exhibit 1

Evogene, a Subsidiary of Compugen, Raising U.S. $2.0 Million in Private Financing

January 6, 2003

Tel Aviv, Israel — January 6, 2003 — Compugen Ltd. (Nasdaq: CGEN announced today that Evogene Ltd., its agricultural biotechnology subsidiary, is in the final stages of closing a $2.0 million private placement with a group of Israeli, European and United States investors.

Evogene is an emerging company focused on the development of “tailor-made” plants and plant “biofactories” for the improvement of crops and plant derived products. The company is unique in merging state-of-the-art molecular biology and computational technologies with the most advanced classical breeding technologies.

Compugen’s agricultural biotechnology activity was initiated in 1999 as a division of Compugen with the expectation that it would be spun off as a separate company in order to allow Compugen to maintain its focus on human therapeutics and diagnostics. In January 2002, this was accomplished through the co-founding of Evogene as a majority-owned subsidiary of Compugen together with Dr. Hagai Karchi and Dr. Rafi Meissner.

Mor Amitai, Ph.D., president and chief executive officer of Compugen, said, “We have been very pleased by the progress of Evogene and are delighted that the company has been successful in raising additional funding. Under the initial agreement between the two companies, we agreed to provide financing for Evogene’s expected expenditures during 2002, and granted Evogene a license to utilize our LEADS computational biology platform and other technologies in the field of agricultural biotechnology. We are pleased to see that Evogene was able to translate our initial investment into an attractive venture opportunity.”

Ofer Haviv, chief operating officer of Evogene, stated, “Our first private placement is clearly an important financial milestone in our development into a leading agricultural biotechnology company, and is also a vote of confidence, by our new investors, in our ability to address the growing needs of the plant biotechnology market. Having reached this milestone, we would like to thank Compugen for its past and continuing support as Evogene moves forward to the next stages of its development.”

About Evogene
Evogene Ltd. is a pioneer in overcoming the limitations of both classical breeding and modern biotechnology in order to generate improved crops and new agricultural biotechnology products in an economically efficient manner. This objective is accomplished by integrating computational biology and plant genomics with classical breeding to create high-throughput platforms that generate improved plants and plant derived products by accelerating, directing and mimicking the natural evolution process. For additional information, please visit Evogene’s Website at www.evogene.com.

About Compugen
Compugen (NASDAQ: CGEN) is a pioneer in the merging of computational technologies with biology, chemistry and medicine to enhance drug discovery and development. This unique capability is a proven basis for providing high value products and services to leading biotechnology and pharmaceutical companies and for in-house discovery. For additional information, please visit Compugen’s corporate Website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like “may,” “expects,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Exhibit 2

Abbott Laboratories and Compugen Announce Agreement for Identification and Prioritization of New Drug Targets

Agreement includes the licensing of Compugen’s LEADS platform and Gencarta database

January 15, 2003

Tel Aviv, Israel and Abbott Park, Illinois — January 15, 2003 — Abbott Laboratories (NYSE: ABT) and Compugen, Ltd. (Nasdaq: CGEN) today announced an agreement for Abbott to utilize Compugen’s technology and expertise for the accelerated identification of drug targets across multiple therapeutic areas.

“Abbott is pleased to collaborate with Compugen in the application of Compugen’s advanced platforms to identify new drug targets,” said Don Halbert, director, Genomics for Abbott. “This alliance demonstrates Abbott’s continued commitment to developing effective treatments for patients with unmet medical needs.”

Under the terms of the agreement, Abbott will license Compugen’s LEADS computational biology platform. The companies will jointly perform an integrated analysis of human genomic data, creating a comprehensive database that represents human mRNA molecules. Abbott will use the results, as well as further data provided by Compugen’s Gencarta database, to identify and prioritize novel drug targets for the development of pharmaceutical and diagnostic products.

Mor Amitai, Ph.D., president and chief executive officer of Compugen Ltd., said, “We are proud that Abbott has chosen our proven solutions to advance their research efforts. We are looking forward to working with Abbott in applying our technologies to Abbott’s data. This agreement is a further validation of Compugen’s strength in combining computational technologies with life science to accelerate drug discovery and development.”

Compugen’s LEADS computational biology platform creates a comprehensive view of predicted genes, mRNA transcripts, splice variants, proteins and detailed functional annotation. LEADS accurately models a series of complex biological phenomena and forms a comprehensive research infrastructure, facilitating the development of drugs and biological products. Using the LEADS platform, Compugen has identified thousands of novel genes and alternatively spliced variants.

Compugen’s Gencarta system is based on an application of the LEADS platform to publicly available data, providing advanced database structure, intuitive viewing and analysis tools for life science researchers to mine the vast amounts of resulting biological data.

About Abbott Laboratories
Abbott Laboratories is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritionals, and medical products, including devices and diagnostics. The company employs approximately 70,000 people and markets its products in more than 130 countries. Abbott’s news releases and other information are available on the company’s Web site at www.abbott.com.

About Compugen
Compugen (Nasdaq: CGEN) is a pioneer in the merging of computational technologies with biology, chemistry and medicine to enhance drug discovery and development. This unique capability is a proven basis for providing high value products and services to leading biotechnology and pharmaceutical companies and for in-house discovery. For additional information, please visit Compugen’s corporate Website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like “may,” “expects,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Exhibit 3

Diagnostic Products Corporation and Compugen Announce Agreement for Development of Diagnostic Assays for Detection and Monitoring of Prostate and Other Cancers

Agreement includes licensing of two novel prostate-specific proteins derived from the PSA and hK2 encoding genes

January 22, 2003

Los Angeles, CA and Tel Aviv, Israel — January 22, 2003 — Diagnostic Products Corporation (NYSE:DP) and Compugen Ltd. (Nasdaq: CGEN) today announced that Compugen granted to Diagnostic Products Corporation (DPC) a license to develop and commercialize diagnostic assays based on two novel prostate-specific proteins for the screening, detection and monitoring of prostate and other cancers. The agreement couples Compugen’s recent discoveries of a PSA-linked molecule (PSA-LM) and an hK2-linked molecule (K-LM), with DPC’s proven ability and successful history in developing, manufacturing and marketing diagnostic immunoassay-based products worldwide.

Under the terms of the agreement, DPC obtained the exclusive right to develop and commercialize Compugen’s prostate-specific proteins for use in the field of cancer immunodiagnostics. In exchange, Compugen will receive undisclosed milestone payments and royalties based on the commercialization of Compugen’s intellectual property, including the sales by DPC of any immunoassay-based products.

The discovery of these two novel prostate-specific proteins was announced by Compugen in February 2002. The two proteins are encoded by alternative mRNA splice variants of the genes for prostate-specific antigen (PSA) and a related protein, human kallikrein 2 (hK2). Although these genes have been the subject of intensive worldwide research for the past two decades, the existence of these two splice variants was previously unknown. Their discovery by Compugen was made possible through the predictive capability of the Company’s proprietary LEADS computational biology platform. The existence of the splice variants has been verified and further investigated in Compugen’s molecular biology laboratory. The discovery was published in the Journal of Biological Chemistry 277:20 (May 2002).

“We are enthusiastic about our new partnership with Compugen and the opportunity to develop immunoassays for these novel proteins,” said Dr. Dennis Sustarsic, DPC’s Vice President of Research and Development. “We also look forward to the prospect of expanding the cancer testing capabilities of our customers with new diagnostic assays. This new affiliation is in keeping with DPC’s commitment to improving care for all patients, including those with cancer.”

Mor Amitai, Ph.D., President and Chief Executive Officer of Compugen Ltd. said, “We are very pleased that our first substantial royalty-bearing agreement is with DPC, a global provider of immunodiagnostic systems and reagents. This alliance is another strong validation of our continuing assertion that Compugen’s unique computational biology research results in the discovery of meaningful biological information that would otherwise be extremely difficult to discover solely through experimentation. Our unique approach incorporates the power of the most advanced computational technologies into molecular biology, improving the identification of drug targets and diagnostic markers, thereby increasing the probability of success in drug discovery and development.”

Prostate specific antigen (PSA) is the premier tumor marker for screening, diagnosis, monitoring and prognosis of prostate cancer. PSA and human kallikrein 2 are closely related products of human kallikrein genes KLK3 and KLK2, respectively. Both proteins are secreted by the prostate and play important roles as biomarkers in the diagnosis of prostate cancer.

Prostate cancer is one of the most common forms of cancer in men and is the second leading cause of cancer death in men. The American Cancer Society and the American Urological Association recommend that men over age 50 be offered yearly PSA screening tests. The current annual PSA U.S. test market is estimated at $250 million, and the worldwide PSA test market is approximately $500 million.

About Compugen
Compugen (NASDAQ: CGEN) is a pioneer in the merging of computational technologies with biology, chemistry and medicine to enhance drug discovery and development. This unique capability is a proven basis for providing high value products and services to leading biotechnology and pharmaceutical companies and for in-house discovery. For additional information, please visit Compugen’s corporate Website at www.cgen.com.

About Diagnostic Products Corporation
Founded in 1971, Diagnostic Products Corporation (DPC) is the global leader dedicated exclusively to immunodiagnostic testing. The Company’s product menu includes over 400 tests to measure medically important substances present at infinitesimal concentrations in body fluids and tissues. DPC also designs and manufactures automated laboratory instrumentation, which provides fast, accurate results while reducing labor and reagent costs. DPC sells its products to hospitals, clinics and laboratories domestically and in over 100 countries. Additional Company information can be found on the Company’s web site at www.dpcweb.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like “may,” “expects,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained: (i) in the case of Diagnostic Products Corporation, in its Annual Report on Form 10-K for the year ended December 31, 2001 and its Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, and (ii) in the case of Compugen, under the heading “Risk Factors” in Compugen’s annual reports filed on form 20F for the year ended December 31, 2001 with the Securities and Exchange Commission.